Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Nicole Simon
NSimon@stradley.com
215.564.8001

September 22, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Megan Miller

Re:	USQ Core Real Estate Fund
File Nos. 333-217181 and 811-23219

Dear Ms. Miller:

On behalf of the USQ Core Real Estate Fund (the "Fund"), set forth below is the Fund's response to a comment from the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission ("SEC"), conveyed by you in a telephone conversation on September 22, 2017, regarding the Fund's Pre-Effective Amendment No. 3 to its Registration Statement on Form N-2 (the "Registration Statement").  For your convenience, the Staff's comment is presented in bold text below, followed by the Fund's response.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Registration Statement.

Comment:
Please include the opinion of the Fund's independent registered public accounting firm in the Fund's Statement of Additional Information, adjacent to the financial statements of the Fund, rather than as an exhibit.  The consent of the Fund's independent registered public accounting firm should be attached as an exhibit to the Registration Statement.

Response:	The opinion of the Fund's independent registered public accounting firm has been moved to the Fund's Statement of Additional Information, adjacent to the financial

Philadelphia, PA • Harrisburg, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Ms. Megan Miller
U.S. Securities and Exchange Commission
September 22, 2017

statements of the Fund, and the consent of the Fund's independent registered public accounting firm is attached as an exhibit to the Registration Statement.

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Please do not hesitate to contact me, at (215) 564-8001, or Prufesh R. Modhera, at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Nicole Simon
Nicole Simon

cc:	Prufesh R. Modhera
S. Timothy Grugeon
Keith Downing